[redacted]

SECU... 10026219 ...SSION

BR 2/26 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 15TH FL.
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CURTIS LANE (212) 887-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FL.	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BR 1

OATH OR AFFIRMATION

I, CURTIS LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DESIGNATED PRINCIPAL

Title

Danielle M. O'Hara

Notary Public

Danielle M. O'Hara
Notary Public - State of New York
No. 01OH6183205
Qualified in New York County
My Commission Expires March 10, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
MTS Securities, LLC

We have audited the accompanying statement of financial condition of MTS Securities, LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MTS Securities, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, New York
February 18, 2010

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**
NEW YORK ■ NEW JERSEY ■ CONNECTICUT ■ PENNSYLVANIA ■ FLORIDA ■ GRAND CAYMAN

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$ 701,116	
Advisory and consulting fees receivable	700,000	
Investment in marketable security	10,991	
Deposit	409	
Total Assets		$ 1,412,516
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent - MTS Health Partners, L.P.	$ 95,257	
Accounts payable and accruals	10,523	
Total Liabilities		$ 105,780
Member's Equity		1,306,736
Total Liabilities and Member's Equity		$ 1,412,516

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent") and all of the Company's services are provided in conjunction with or on behalf of its Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

Management has evaluated all subsequent events after the balance sheet date and through the financial issuance date of February 18, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION

Advisory and consulting fees are on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized based on the terms of the contract.

INCOME TAXES

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with its Parent, which is a limited partnership ("LP"). The members of an LLC and partners in a LP are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the companies filed on a separate return basis and tax payments are paid to its Parent for their proportionate share of taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

CASH CONCENTRATIONS

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit

RECENT ACCOUNTING PRONOUNCEMENTS

The FASB, in June 2009, issued new accounting guidance that established the FASB Accounting Standards Codification, ("Codification" or "ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. This new guidance became effective for interim and annual periods ending after September 15, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of these changes did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued new accounting guidance, under ASC Topic 855 on subsequent events, which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Company's financial statements.

NOTE 3 - FAIR VALUE

ASC 820 "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Standard clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date and emphasizes that fair value is a market-based measurement and not an entity-specific measurement. ASC 820 establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair measurements requires judgment and considers factors specific to each asset or liability.

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value as of December 31, 2009 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Investment in marketable security	$10,991	$ --	$ --	$10,991

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, advisory and consulting fees receivable and accrued expenses.

NOTE 4 - ADVISORY AND CONSULTING FEES RECEIVABLE AND REVENUE

During the year ended December 31, 2009, the Company participated in several transactions with clients under which the Company would provide financial advisory services in connection with proposed business acquisitions, including analysis, planning, structuring, negotiation, execution and various other advisory services. As of December 31, 2009, an aggregate of $700,000 remains outstanding from two clients.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $604,678, which exceeded required net capital by $597,626, and a total aggregate indebtedness of $105,780. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1 at December 31, 2009.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has a services agreement with its Parent, under which the Parent provides various administrative services in the ordinary course of business in exchange for receiving a service fee.

NOTE 7 - INCOME TAXES

During the year ended December 31, 2009, the Company adopted the provisions of ASC 740 "Income Taxes" related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

NOTE 7 - INCOME TAXES (CONTINUED)

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "General and administrative expenses".

In many cases the Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in various state and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2006.

The adoption of these provisions did not have a material impact on the Company's financial position and results of operations. As of December 31, 2009, no liability for unrecognized tax benefits was required to be recorded.

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009